SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macy's, Inc. 401(k) Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. 401(k) Retirement Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            Macy's, Inc. 401(k) Retirement Investment Plan

Dated June 28, 2013	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Index

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits:
December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits:
Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) - December 31, 2012	15

Report of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee and
Participants of the 401(k) Retirement Investment Plan
Macy's, Inc.:
We have audited the accompanying Statements of Net Assets Available for Benefits of the Macy's, Inc. 401(k) Retirement Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Cincinnati, Ohio
June 28, 2013

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011
(in thousands)

	2012	2011

Master Trust Investments, at fair value (Note 3)	$3,018,682	$2,762,449

Receivables:
Participant loans	66,380	63,080
Employer contributions	12,501	9,513
Participant contributions	—	2,351
Dividend	2,868	1,573
Interest	2	2,103
Due from brokers for securities sold	1,016	636
Total receivables	82,767	79,256
Total assets	3,101,449	2,841,705

Liabilities:
Trustee and management fees payable	1,311	1,496
Total liabilities	1,311	1,496

Net assets available for benefits at fair value	3,100,138	2,840,209

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(54,325)	(45,876)
Net assets available for benefits	$3,045,813	$2,794,333

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011
(in thousands)

	2012	2011
Additions:
Net investment income from Master Trust investments (Note 3):
Net appreciation in fair value of investments	$310,073	$97,552
Interest	27,156	29,312
Dividends	11,867	5,671
Total investment income	349,096	132,535
Less investment expenses	(5,042)	(4,778)
Net investment income	344,054	127,757

Interest on participant loans	2,621	2,711

Contributions:
Employer	12,501	9,513
Participant	184,581	175,250
Total contributions	197,082	184,763

Total additions	543,757	315,231

Deductions:
Benefits paid to participants	(287,238)	(262,484)
Administrative expenses	(5,039)	(4,987)
Total deductions	(292,277)	(267,471)

Net increase	251,480	47,760

Net assets available for benefit:
Beginning of year	2,794,333	2,746,573
End of year	$3,045,813	$2,794,333

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements
December 31, 2012 and 2011

1.	Description of the Plan
In March 2011, Macy's, Inc. approved changing the name of the Plan from Macy's, Inc. Profit Sharing 401(k) Investment Plan to Macy's, Inc. 401(k) Retirement Investment Plan. The name change became effective on April 1, 2011.
The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan is sponsored and administered by Macy’s, Inc. (“Macy's,” the “Company” or the “Plan Administrator”).  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's Employee Stock Ownership Plan (“ESOP”) within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Eligibility
Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions
Participants may elect to contribute an amount equal to 1% to 50% (subject to certain limitations) of the participant's eligible compensation.  A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Effective September 1, 2008, the Plan was amended to accept Roth compensation deferrals.The Plan offers various investment fund options and participants direct the investment of their contributions into the various investment options offered by the Plan. A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy's Stock Fund.
Pre-tax contributions and Roth contributions up to 5% of eligible compensation are considered “basic savings” which are eligible for matching Company contributions. Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the Plan year and who did not make a withdrawal of basic savings during the year. Matching contribution rates are 50% if the participant's enrollment date was on or after January 1, 2012 and 10% if the participant's enrollment date is on or before December 31, 2011. Company contributions, based on the appropriate matching contribution rate when combined with forfeitures, are contributed in cash directly to the Plan following the participants' investment fund choices.
Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2012 and 2011 Plan years, forfeited nonvested accounts totaled $839,000 and $920,000, respectively.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances.  As soon as administratively feasible after the end of each Plan year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting
Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 2 years of service with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.
Participants in the May Department Stores Company Profit Sharing Plan (the “May Plan”)  prior to September 1, 2008 with an account that was transferred to the Plan, will be fully vested if the participant terminates employment with the Company on or after the age of 55 with at least five years of vesting service.

Participant Loans and Withdrawals
Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is the published prime rate plus 1.0%.
Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time.  Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.	Summary of Significant Accounting Policies
a)    Master Trust
The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”).  As of December 31, 2012 and 2011, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.
The Macy's, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

b) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Insurance contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
c)    Investments
Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market. Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses on the sale of securities are reported on the average cost method.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gain or losses and the unrealized appreciation (depreciation) on those investments.
The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
The money market funds include highly liquid fixed-income securities with maturities of three months or less.
Dividend income is recorded on the ex-dividend date.  Interest income from other investments is recorded as earned on an accrual basis.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

d)    Insurance Contracts
The Master Trust holds certain insurance contracts which include synthetic guaranteed investment contracts (“synthetic GIC's”). The synthetic GIC's are presented at fair value on the table of investments held in the Master Trust (see Note 3). In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest. An insurance contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.
Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.

Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was .96% for 2012 and 1.47% for 2011 and the average crediting rate was 2.48% and 2.74% at December 31, 2012 and 2011, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such  event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The synthetic GIC's do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.
e)    Participant Loans
Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.
f)    Payment of Benefits
Benefits are recorded when paid.
g)    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

h)    Subsequent Events
In February 2013, the Company announced changes to its retirement plans. Effective December 31, 2013, participants in the Company's existing defined benefit pension and supplementary executive retirement plans will no longer earn future pension service credits, with limited exceptions. All retirement benefits attributable to service in subsequent periods will be provided through defined contribution plans, and effective January 1, 2014, Company matching contributions under the Plan will be increased.
i)    New Pronouncements

The Plan does not anticipate that the adoption of recent accounting pronouncements will have an impact on the Plan's financial statements.

3.	Investments
All of the Plan's investments are included in the Master Trust and are held by the Trustee.
The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:
Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.
S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.
Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.
International Stock Fund - consisting primarily of stocks of companies not based in the United States of America.
Macy's Stock Fund - consisting primarily of the Company's registered common stock.
Target Retirement Date Funds - consisting primarily of institutionally priced Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.
Self-Directed Brokerage - consisting primarily of mutual funds.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

Investments held by the Plan are stated at fair value in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC Topic 820 establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The ASC Topic 820 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Macy's, Inc. common stock is reported at fair value as determined by quoted market prices in active markets defined as Level 1 in accordance with the fair value hierarchy set forth in ASC Topic 820. The fair value of money market funds and pooled funds represents the net asset value of shares of underlying assets of the investment as a practical expedient to estimate fair value and are defined as Level 2 in accordance with the fair value hierarchy set forth in ASC Topic 820.  The pooled funds contain a mix of domestic common stocks and bonds, international common stocks and bonds, and cash and cash equivalents. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments. Insurance contracts have been put in place to cover various underlying fixed income instruments, primarily U.S. treasury bonds, other government bonds, mortgage-backed securities, asset-backed securities and corporate bonds.  The insurance contracts themselves are valued by totaling the values of all of the underlying securities and are defined as Level 2 in accordance with the fair value hierarchy set forth in ASC Topic 820.  The fair value of the underlying assets is based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of the wrap contracts is determined using the market approach discounting methodology that incorporates the difference between current market level rates for the contract level wrap fees and the wrap fees being charged for the synthetic GIC.  The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year-end, where appropriate.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

The following table presents the fair values of investments for the Master Trust at December 31, 2012 and 2011:

	2012	2011
	(in thousands)

Money market funds	$22,665	$17,043
Macy's, Inc. common stock	556,822	504,601
Pooled funds:
Domestic equities	724,796	648,414
International equities	135,268	116,024
Target date funds	669,399	563,593
Other	11,531	8,280
Insurance contracts	898,201	904,494
Total investments at fair value	3,018,682	2,762,449
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(54,325)	(45,876)
Total investments	$2,964,357	$2,716,573

Net appreciation (depreciation) in the fair value of investments in the Master Trust for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
	(in thousands)

Macy's, Inc. common stock	$105,915	$110,747
Pooled funds	204,158	(13,195)
Net appreciation in the fair value of investments	$310,073	$97,552

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2012 and 2011, and their level within the fair value hierarchy, are as follows:

	December 31, 2012
	Fair Value Measurements
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market funds	$22,665	$—	$22,665	$—
Macy's, Inc. common stock	556,822	556,822	—	—
Pooled funds:
Domestic equities	724,796	—	724,796	—
International equities	135,268	—	135,268	—
Target date funds	669,399	—	669,399	—
Other	11,531	—	11,531	—
Insurance contracts	898,201	—	898,201	—
	$3,018,682	$556,822	$2,461,860	$—

	December 31, 2011
	Fair Value Measurements
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market funds	$17,043	$—	$17,043	$—
Macy's, Inc. common stock	504,601	504,601	—	—
Pooled funds:
Domestic equities	648,414	—	648,414	—
International equities	116,024	—	116,024	—
Target date funds	563,593	—	563,593	—
Other	8,280	—	8,280	—
Insurance contracts	904,494	—	904,494	—
	$2,762,449	$504,601	$2,257,848	$—

For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of levels 1, 2 or 3 investments.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

4.	Related Parties
Certain Master Trust investments are shares of the JP Morgan Prime Money Market Fund totaling $22,665,000 and $17,043,000 at December 31, 2012 and 2011, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, the Plan paid the Trustee approximately $206,400 and $237,400 in administrative expenses, principally Trustee fees, in 2012 and 2011, respectively. In addition to expenses incurred by third party service providers, administrative expenses include an allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan. Macy's allocated approximately $862,800 and $867,600 in administrative expenses to the Plan in 2012 and 2011, respectively.
The Plan holds shares of the common stock of Macy's, Inc., the Plan Administrator. Macy's, Inc. common stock held by the Plan was 19% and 18% of the Plan's total investments at December 31, 2012 and 2011, respectively.

5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011:

	2012	2011
	(in thousands)
Net assets available for benefits per the financial statements	$3,045,813	$2,794,333
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	54,325	45,876
Net assets available for benefits per Form 5500	$3,100,138	$2,840,209

The following is a reconciliation of investment income per the financial statements to Form 5500 for the fiscal years ended December 31, 2012 and 2011:

	2012	2011
	(in thousands)
Investment income per the financial statements	$349,096	$132,535
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	54,325	45,876
Beginning of year	(45,876)	(36,398)

Interest on participant loans	2,621	2,711

Investment income per Form 5500	$360,166	$144,724

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

6.	Plan Amendments and Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

7.	Federal Income Taxes
The Plan obtained a favorable determination letter on May 18, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

8.	Administrative Expenses
The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers, allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2012 and 2011

9.	Legal Proceedings
On October 3, 2007, Ebrahim Shanehchian, an alleged participant in the Plan, filed a lawsuit in the United States District Court for the Southern District of Ohio on behalf of persons who participated in the Plan and the May Plan between February 27, 2005 and the present. The lawsuit has been conditionally certified as a class action. The complaint alleges that the Company, as well as members of the Company's board of directors and certain members of senior management, breached various fiduciary duties owed under ERISA to participants in the Plan and the May Plan, by making false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May Department Stores Company operations, resulting in supposed "artificial inflation" of the Company's stock price and “imprudent investment” by the Plan and the May Plan in Macy’s stock. The plaintiff seeks an unspecified amount of compensatory damages and costs. The parties have reached an agreement to settle the matter. On May 8, 2013, the court granted final approval of the settlement terms and entered a judgment terminating the litigation. No appeal of the court's order was taken, and the judgment is now final with no resulting impact to the Plan's financial statements.
The Plan is also involved in various proceedings that are incidental to the operations of the Plan.  As of the date of this report, the Plan Administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost **	Current Value

*	Participant loans	Participants loans, varying maturities with interest rates ranging from 4.25% to 9.25%	$ -	$66,380,000

*    Represents a party-in-interest to the Plan

**  Historical cost is disclosed only for nonparticipant-directed investments.

See accompanying report of independent registered public accounting firm.